SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN; IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D) (the “Additional Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons DAVID R. JOHNSON
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,654.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 9,654.441*
11	Aggregate amount beneficially owned by each reporting person 9,654.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) —**
14	Type of reporting person (see instructions) IN

*

Includes 684.3752 common shares of beneficial interest of the Issuer which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

**

Less than 1% based upon an aggregate of 118,388,202.3752 Shares, comprised of (i) 684.3752 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares of beneficial interest outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

This Amendment No. 15 to the Schedule 13D (this “Amendment No. 15”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013, Amendment No. 9 thereto, filed with the SEC on April 18, 2013, Amendment No. 10 thereto, filed with the SEC on June 20, 2013, Amendment No. 11 thereto, filed with the SEC on June 24, 2013, Amendment No. 12 thereto, filed with the SEC on August 8, 2013, Amendment No. 13 thereto, filed with the SEC on November 19, 2013 and Amendment No. 14 thereto, filed with the SEC on November 25, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 15, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 15 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 15 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund”), and RRERF Acquisition, LLC, a Delaware limited liability company and (iii) David R. Johnson (the “Individual Shareholder”).

This Amendment No. 15 is being filed to amend Item 4, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On February 11, 2014 Corvex and Related Recovery Fund entered into an agreement (the “EGI Agreement”) with EGI-CW Holdings, L.L.C. (“EGI-CW”), a Delaware limited liability company and a wholly-owned subsidiary of EGI Fund (11-13) Investors, L.L.C., an Equity Group Investments company (“EGI”), which is a 40+ year old, Chicago-based private investment firm founded by Samuel Zell.

Expanded Slate

Pursuant to the EGI Agreement, the slate of Nominees (each a “Nominee” and together, the “Slate”) proposed by certain of the Reporting Persons has been increased from five to seven to add: Samuel Zell, Chairman of EGI, and David Helfand, Co-President of EGI. Each of Mr. Zell and Mr. Helfand has also entered into a nominee agreement (each, a “Nominee Agreement” and, collectively the “Z/H Nominee Agreements”) pursuant to which they have agreed to serve as trustees of the Issuer if elected. In addition, Mr. Zell and Mr. Helfand have agreed that if the Slate is elected to constitute a majority of the Board of Trustees of the Issuer (the “Board”), they are willing to serve as Chairman of the Board and Chief Executive Officer of the Issuer, respectively, if so appointed by the new Board of Trustees, subject to good faith negotiation of mutually acceptable employment and compensation arrangements between each of them and the Issuer. Pursuant to the EGI Agreement, Corvex, Related Recovery Fund and EGI-CW have agreed to only nominate a slate that is publicly committed to effecting the foregoing appointments, subject to their fiduciary duties as trustees.

Options

Pursuant to the EGI Agreement, (A) Corvex has granted to EGI-CW an option (the “Corvex Option”) to purchase from Corvex (i) up to 1,190,476 Shares at a price per Share of $21 and (ii) up to 833,333 Shares at a price per Share of $24; and (B) Related Recovery Fund has granted to EGI-CW an option (the “Related Option” and, together with the Corvex Option, the “Options”) to purchase from Related Recovery Fund (i) up to 1,190,476 Shares at a price per Share of $21 and (ii) up to 833,333 Shares at a price per Share of $24. Each of the Options may be exercised by EGI-CW in whole or in part, at any time and from time to time, (i) commencing on the date that is the earliest of (w) the date immediately following the date of the approval of the proposal to remove all of the Trustees of the Issuer (the “Removal Proposal”) by the Issuer’s shareholders in the related consent solicitation, (x) the date that is eight business days prior to the announced or anticipated expiration of any Qualified Tender Offer or the announced or anticipated closing of any Qualified Sale Transaction, (y) the date that is five business days prior to the date on which Corvex or Related Recovery Fund propose to sell, dispose of or otherwise transfer more than 5% of the Shares it beneficially owns as of the date of the EGI Agreement to a person or entity that is not an affiliate thereof (provided that Corvex and Related Recovery Fund shall give EGI-CW written notice on such fifth business day prior to such sale, disposition or transfer), and (z) the date on which Corvex and Related Recovery Fund first publicly announce that they do not intend to continue to pursue the replacement of the current Board, or if earlier, the date on which they cease all meaningful efforts to replace the current Board, and (ii) continuing until the 60th calendar day following the date on which the Slate, including Mr. Zell and Mr. Helfand, is duly elected by the shareholders of Issuer, Mr. Zell is duly elected as Chairman of the Board of the Issuer and Mr. Helfand is duly appointed Chief Executive Officer of the Issuer (collectively, the “New Board Election”) and all court, arbitral and other challenges to such elections and appointment have been finally and favorably resolved in favor of the Slate, Mr. Zell and Mr. Helfand, respectively (the “Option Period”). The Options will terminate at the earliest of (i) the expiration of the Option Period and (ii) at such time as (x) either of the Z/H Nominee Agreements is terminated pursuant to its terms or (y) a Qualified Tender Offer or Qualified Sale Transaction is consummated. “Qualified Tender Offer” means any tender or exchange offer by any person for at least a majority of the outstanding Shares. “Qualified Sale Transaction” means any merger or consolidation transaction involving the Issuer.

Voting Undertaking

Pursuant to the EGI Agreement, each of Corvex and Related Recovery Fund have agreed to, within one business day following the New Board Election, deliver to the new Board of Trustees of the Issuer an undertaking that provides that for a period of one year following the date of the New Board Election, each of Corvex and Related Recovery Fund will cause with respect to Shares they or any of their Covered Entities beneficially own, (a) as of the record date for each meeting of shareholders of the Issuer, to be present for quorum purposes and to be voted at each such shareholder meeting or at any adjournments or postponements thereof, in favor of all actions recommended by the Board in its definitive proxy statement for such shareholder meeting; and (b) as of the record date for any proposed action by written consent, to consent to all actions recommended by the Board in its definitive consent solicitation statement and to take no action with respect to shareholder proposals not recommended by the Board. “Covered Entities” with respect to any party, means such party’s controlled affiliates, and any of such party’s and such party’s controlled affiliates’ respective investment funds, managed accounts or other investment vehicles managed or advised by them, provided, however, that in no event shall any person be deemed to be a Covered Entity solely because another person serves as a director, trustee or officer of such person.

Purchase of Securities

Pursuant to the EGI Agreement, and except for shares beneficially owned by Corvex and Related Recovery Fund as of the date of the EGI Agreement, neither Corvex, Related Recovery Fund or EGI-CW shall, directly or indirectly, including, without limitation, through any of their Covered Entities, and each of Corvex, Related Recovery Fund and EGI-CW shall cause its affiliates not to, (i) beneficially own, purchase or otherwise hold or acquire, or propose or offer to purchase or acquire, any Company Securities or any interests or rights in respect of any Company Securities, or (ii) enter into any agreement, arrangement or understanding with any person (other than an affiliate) in connection with the holding, voting or disposition of Company Securities. Notwithstanding the foregoing, Corvex and Related Recovery Fund (together with their Covered Entities) may purchase or otherwise acquire common shares, so long as the total aggregate number of Shares they beneficially own is less than 9.8% of the total number of outstanding Shares. “Company Securities” means, collectively, the Shares and any other equity or debt securities of the Issuer, or other securities convertible into or exchange for equity or debt securities of the Issuer.

Indemnification

Pursuant to the Z/H Nominee Agreements and the EGI Agreement, Corvex and Related Recovery Fund will, among other things, indemnify EGI-CW, Mr. Zell and Mr. Helfand against certain potential liabilities. Such indemnification provisions only cover Mr. Zell and Mr. Helfand’s service as a Nominee and not, if elected, as a trustee of the Issuer.

Termination

Each of the Z/H Nominee Agreements shall terminate upon the earliest of (i) 11:59 p.m. (New York City time) on May 8, 2016, (ii) such earlier time as may be agreed to in writing by the Nominee, Corvex and Related Recovery Fund and (iii) the delivery by the Nominee of written notice to Corvex and Related Recovery Fund at any time prior to his election to the Board (such notice, a “Withdrawal

Notice”), provided, that neither Mr. Zell nor Mr. Helfand may deliver a Withdrawal Notice or otherwise terminate the Z/H Nominee Agreements under clause (iii) either (A) prior to August 10, 2014 or (B) after any of the Options granted pursuant to the EGI Agreement have been exercised, either in whole or in part.

The EGI Agreement will terminate upon the earliest of (i) 11:59 p.m. (New York time) on May 8, 2016, (ii) the delivery of written notice by EGI-CW to Corvex and Related Recovery Fund at any time prior to the New Board Election (provided that such notice may not be delivered, and the EGI Agreement may not be terminated pursuant to clause (ii) either (A) prior to August 10, 2014 or (B) after any of the Options have been exercised, either in whole or in part), (iii) one business day following the New Board Election (provided that the Options will survive termination pursuant to clause (iii) and continue in effect in accordance with their terms), (iv) termination of either of the Nominee Agreements in accordance with the terms thereof, and (v) such earlier time as may be agreed to in writing by the parties, provided that the indemnification obligations will survive any termination of the EGI Agreement.

**********************

The foregoing summary of the EGI Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the EGI Agreement, which is filed as Exhibit 32 hereto, and is incorporated by reference in this Item 4 in its entirety.

On February 11, 2014, Corvex and Related issued a press release. The press release is attached as Exhibit 33 hereto and is incorporated by reference in this Item 4 in its entirety.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding thereto the following:

The information set forth under Item 4 of this Amendment No. 15 is incorporated in this Item 6 in its entirety.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 32	Agreement between Corvex and Related Recovery Fund and EGI-CW, dated February 11, 2014

Exhibit 33	Press Release dated February 11, 2014

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: February 12, 2014	KEITH MEISTER

	By:	/s/ Keith Meister

Date: February 12, 2014	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: February 12, 2014	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: February 12, 2014	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: February 12, 2014	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: February 12, 2014	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: February 12, 2014	DAVID R. JOHNSON

	By:	/s/ David R. Johnson